06003665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympus Securities LLC

OFFICIAL USE ONLY
8-53392
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Changebridge Road, Suite B-1
(No. and Street)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

Montville,	NJ	07045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBUR OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Carrazza 973-575-7020
(Area Code-Telephone Number)

B ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Silverman Linden Johnson LLP
(Name-*if individual, state last, first, middle name*)

1500 Broadway	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contain in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Carrazza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olympus Securities LLC. , as of February 23, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MICHAEL A. MIRDA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 4, 2009

Signature

Chairman/President
Title

Michael A. Mirda, esq.
Attorney at law
State of New Jersey
2-23-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirement Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

AND

INDEPENDENT AUDITORS' REPORT

Silverman Linden Johnson LLP
Certified Public Accountants

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

FACING PAGE TO FORM X-17a-5	2A
AFFIRMATION OF PRINCIPAL OFFICER	2B
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
NOTES TO FINANCIAL STATEMENTS	8
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION:	10
Computation of Net Capital pursuant to Rule 15c3-1	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE	12-13

Silverman Linden Johnson LLP
Certified Public Accountants

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

We have audited the accompanying statement of financial condition of OLYMPUS SECURITIES, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OLYMPUS SECURITIES, LLC at December 31, 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2006

OLYMPUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	59,299
Accounts receivable		437,465
Marketable securities, at market/fair value (cost $348,194)		314,453
Total current assets		811,217
PROPERTY, PLANT & EQUIPMENT		
Leasehold improvement		32,085
Equipment		21,484
Less: accumulated depreciation		(22,526)
Total property, plant & equipment		31,043
OTHER ASSETS		
Other assets		1,000
Total other assets		1,000
TOTAL ASSETS	$	843,260

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses		15,859
Securities sold, but not yet purchased (proceeds $173,306)		189,667
TOTAL LIABILITIES		205,526
MEMBERS' EQUITY		
Members' equity		637,734
TOTAL MEMBERS' EQUITY		637,734
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	843,260

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2005

REVENUES	
Fees	$ 5,565,622
Commission income	472,853
Net realized gain on investments	550,680
Net change in unrealized investments	(50,103)
Interest and dividend income	22,283
Other income	19,254
	6,580,589
EXPENSES	
Commission expense	5,246,846
Payroll expense	252,288
Professional fees	37,260
Insurance expense	24,009
Occupancy expense	180,457
Registration fees	6,873
Utilities expense	15,904
Clearance charges	164,171
Depreciation expense	13,175
Equipment rental	121,027
Travel and entertainment	18,474
Misc expenses	13,711
	6,094,195
INCOME BEFORE TAX PROVISION	486,394
Tax provision	-
NET INCOME	$ 486,394
MEMBERS' EQUITY	
Beginning of Year	337,340
End of Year	$ 637,734

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

		Members' Equity
Balance, January 1, 2004	$	337,340
Contributions of capital		-
Distributions of capital		(186,000)
Net income		486,394
Balance, December 31, 2004		637,734

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	486,394
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation expense		13,175
Net change in unrealized investments		50,103
Changes in operating assets and liabilities		
Receivables		(133,890)
Purchase of investment securities		(132,081)
Proceeds from sale of investment securities		173,306
Increase in due from broker		(212,792)
Accrued expenses		13,484
Net cash provided in operating activities		257,699
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(18,397)
Net cash used in investing activities		(18,397)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions of capital		(186,000)
Net cash used in financing activities		(186,000)
NET INCREASE IN CASH		53,302
CASH		
Beginning of year		5,997
End of year	$	59,299

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

NOTE 1: ORGANIZATION AND OPERATIONS

Olympus Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is based on the useful lives of the assets and is computed using the straight-line method and were allowed for income tax purposes accelerated depreciation is used, which does not result in a material difference for financial statement purposes. Material improvements and betterments are capitalized while maintenance and repairs are charged to operations as incurred.

Income Taxes

The Company has elected Limited Liability Company ("LLC") status under the Internal Revenue Code. The Company's net income or loss is allocated to its members and reported on their personal tax returns.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company met its net capital requirement.

Silverman Linden Johnson LLP
Certified Public Accountants

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2006

OLYMPUS SECURITIES, LLC

COMPUTATION OF NET CAPITAL RULE UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital	
Total members' equity	$ 637,734
Deductions	
Nonallowable assets:	
Fixed assets	(31,043)
Other current assets	(1,000)
Net capital before haircuts	605,691
Other securities	(40,844)
Undue concentration	(4,513)
Net captial	560,334
Minimum net capital requirement	100,000
Excess over minimum requirement	$ 460,334
Aggregate indebtedness	$ 15,859

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA at December 31, 2005.

Silverman Linden Johnson LLP
Certified Public Accountants

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

In planning and performing our audit of the financial statements of OLYMPUS SECURITIES, LLC, (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making period computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-3
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of OLYMPUS SECURITIES, LLC to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater alliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 within regulation of registered brokers and dealers, and should not be used for any other purpose.

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2006